

July 19, 2021

Taylor Zhang
Chief Executive Officer
TenX Keane Acquisition
No.99, Tiangu 7th Road
Yanta District
Xi'an City, Shanxi Province, China 71000

> **Re: TenX Keane Acquisition**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2021**
> **File No. 333-256271**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2021 letter.

Amended Form S-1 filed June 30, 2021

Risk Factors, page 25

1. We note your disclosure on pages 38-42 regarding risks associated with acquiring and operating a business outside of the U.S. We further note the location of your principal executive offices and your disclosure that you may acquire a company located in Asia, including China. Please expand your risk factor disclosure to describe more specifically the risks that arise from these circumstances, including risks to which you are subject, or may become subject, as a result of acquiring and operating a business in China. For guidance, please refer to CF Disclosure Guidance: Topic 10, Disclosure of Considerations for China-Based Issuers (November 23, 2020). Please also expand your disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including

PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard I. Anslow